
October 7, 2022

Laura Shawver, Ph.D.
Chief Executive Officer
Silverback Therapeutics, Inc.
500 Fairview Ave. N, Suite 600
Seattle, Washington 98109

> **Re: Silverback Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2022**
> **File No. 001-39756**

Dear Laura Shawver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kenneth J. Rollins, Esq.